SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 2, 2007

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.

(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated October 2, 2007, announcing its acquisition of Seemage, thereby expanding into the product documentation market.

Dassault Systèmes Expands into Product Documentation Market

PLM Leader Acquires Seemage

Paris, France, October 2, 2007- Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA), a world leader in 3D and Product Lifecycle Management (PLM) solutions, and Seemage, a leader in the creation of 3D interactive product documentation, today announced that Dassault Systèmes recently acquired Seemage. This transaction will enable DS to provide innovative solutions addressing the growing demand of its customers in the diversified area of product documentation.

“This marks another major step towards our mission to democratize 3D product-related data and exploit 3D as a universal media. We are delighted to welcome the team from Seemage – an innovative start-up founded by Eric Piccuezzu and James Dugalais, on board,” says Bernard Charlès, president and CEO, Dassault Systèmes. “We are extending the usefulness of 3D Product Lifecycle Management to new communities including customer service, technical training, marketing and sales by offering a new class of desktop-based content authoring tools. Chris Williams, CEO of Seemage, will be leading this effort as General Manager, 3DVIA Enterprise Solutions.”

“As part of 3DVIA, DS’s brand for online 3D lifelike experiences, we will be able to reach a broad audience of new users,” states Williams. “Seemage’s open XML-based architecture integrates seamlessly with enterprise systems and enables users to easily create compelling 3D-based composite documents directly on the desktop. This allows companies to leverage their strategic PLM investments and reuse this information for any type or size of product, whether a stereo, coffee machine, or an aircraft.”

By reusing 3D design information, PLM product-related data and information from ERP and CRM systems, any user anywhere will be able to create rich product deliverables and product documentation. This will deliver a multitude of advantages for enterprises, business partners and consumers, allowing them to get more value out of PLM and 3D CAD investments.

“The combination of Dassault Systèmes, Seemage and Microsoft’s solutions will provide users with a seamless desktop environment, to drive efficiency, reduce errors and improve ease of use, in a 3D paperless environment. Non-engineering users will be able to combine 3D information and data from enterprise systems to create documentation using familiar Microsoft Office on their desktops. This is a result of our strategic choice to base our solutions on open XML standards,” explains Sanjay Parthasarathy, corporate vice president, Developer and Platform evangelism Group at Microsoft Corporation.

3DVIA Seemage users can exploit 3D data from multiple formats (JT, Parasolid, ProE, V5, STEP, IGES, etc.) and create secure content to be used standalone or embedded into Microsoft® Office®, PDFs, Web pages and more.

DS will fully integrate 3DVIA Seemage’s product line with all its solutions, making desktop content authoring of 3D-based documentation available through all of DS’s sales channels. DS will immediately provide its 3DVIA Seemage existing products to all markets segments. DS will also provide an interactive 3D enterprise publishing system targeting the services and after-sales market.

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About Seemage

Seemage, Inc. (www.seemage.com) has made product information available everyware™ for customers since 2002. With Seemage’s system for delivering product information in exactly the right form to the right person at the right time, enterprises’ investments in CAD, PLM, ERP and CRM are enhanced to deliver more value. With Seemage’s XML-based, CAD-independent architecture, products are delivered faster, with higher quality and at lower cost. Seemage customers like PSA Peugeot Citroën, ING Renault F1 Team, John Deere, Faurecia, Delphi, SNECMA, Alcatel Alenia Space and Thales are raising the bar on customer satisfaction through Seemage-created deliverables. Download trial versions of the Seemage system at www.seemage.com. Read Seemage’s blog and download Seemage’s video podcast at www.3dmojo.com.

About Dassault Systèmes

As a world leader in 3D and Product Lifecycle Management (PLM) solutions, Dassault Systèmes brings value to more than 100,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire lifecycle of products from conception to maintenance to recycling. The Dassault Systèmes portfolio consists of CATIA for designing the virtual product - SolidWorks for 3D mechanical design - DELMIA for virtual production - SIMULIA for virtual testing - ENOVIA for global collaborative lifecycle management, and 3DVIA for online 3D lifelike experiences. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

CATIA, DELMIA, ENOVIA, SIMULIA, SolidWorks and 3D VIA are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries. All other trademarks are the property of their respective owners.

Dassault Systèmes Press Contacts:

Derek Lane (DS Americas)	derek.lane@3ds.com	+1 (818) 673-2243
Mikiko Igarashi (DS AP)	mikiko.igarashi@3ds.com	+81-3-5442-4138
Arnaud Malherbe (DS EMEA)	arnaud.malherbe@3ds.com	+33 (0)1 55 49 87 73

Seemage Press Contact:

Alex Neihaus	an@seemage.com	+1 (508) 667 1001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: October 2, 2007	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Senior EVP and Chief Financial Officer